April 19, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Advanced Emissions Solutions, Inc.
Registration Statement on Form S-4, as amended File No. 333-187505

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Advanced Emissions Solutions, Inc. (the “Company”) respectfully requests that the effective date for the above-captioned Registration Statement, as amended, be accelerated so that it will be declared effective at 3:00 p.m. on April 23, 2013, or as soon thereafter as possible.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company acknowledges that it is aware of its obligations under the Act.

Yours very truly,

Advanced Emissions Solutions, Inc.

By:	/s/ Mark H. McKinnies
Name:	Mark H. McKinnies
Title:	Senior Vice President, Chief Financial Officer and Secretary